EXHIBIT 10.1

AMENDED AND RESTATED

SERVICE CONTRACT

FOR MANAGING DIRECTOR

between

Xerium Germany Holding GmbH

Föhrstraße 39

72760 Reutlingen

represented by its sole shareholder Xerium Technologies Ltd.,

in turn represented by its director Thomas Gutierrez

- “the Company” -

and

Mr. Joan Badrinas Ardevol

- “Mr. Badrinas” or “the Managing Director” -

This Amended and Restated Service Contract for Managing Director is made by the parties with effect as of 30 September 2006.

Reference is made to the Service Contract for Managing Director made as of 26 July 2006 between the Company and Mr. Badrinas (the “Original Agreement”).

Whereas Section 7.2 of the Original Agreement contemplates that the Company would reimburse certain relocation costs for the Managing Director’s and his immediate family members’ move of their residence to Reutlingen or its vicinity;

Whereas Mr. Badrinas now intends to rent an apartment in Reutlingen, Germany for purposes of having a residence closer to the Company’s offices in lieu of moving his primary family residence to such location; and

Whereas, the Parties wish to amend the Original Agreement solely for the purposes of amending Section 7.2 thereof;

Now therefore, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound hereby, Parties hereby agree that the Original Agreement is amended and restated in its entirety as set forth below.

Xerium Technologies Ltd., as the sole shareholder of the Company, had agreed to employ Mr. Badrinas as managing director of the Company with effect as of 26 July 2006 and intends to continue to employ Mr. Badrinas in such capacity. On this basis the Parties agree upon the following Service Contract (“Service Contract”):

1.	Position and Scope of Duties

1.1	Subject to the following provisions, Mr. Badrinas shall be appointed as managing director (Geschäftsführer) of the Company. In such capacity he will manage in particular all business activities of the Company and its subsidiaries. Within the Xerium Group he shall be President, Clothing Europe, with his regular place of work being Reutlingen.

1.2	The shareholder reserves the right to appoint additional managing directors (Geschäftsführer) and/or assign different or additional responsibilities to Mr. Badrinas, which are reasonable and compatible with his experience and knowledge and which are comparable with the tasks previously assigned, and determine an allocation of responsibilities as well as the power to represent the Company singly or jointly.

1.3	The Managing Director shall perform his duties by observing the diligence of a prudent businessman in accordance with the law, the provisions of this Service Contract, the Company’s Articles of Association, the general directives and specific instructions given by the shareholder or the CEO of Xerium Technologies, Inc., as well as the Standing Orders for Management as amended from time to time. He shall furthermore comply with any applicable policies of the Company and Xerium Technologies, Inc. from time to time in effect, including, without limitation, the Xerium Technologies, Inc. Corporate Code of Business Conduct and Ethics.

1.4	The Managing Director shall report to the CEO of Xerium Technologies, Inc., to any member of the management or to any other employee of Xerium Group which the CEO of Xerium Technologies, Inc. may determine. The Managing Director may consult the CEO of Xerium Technologies, Inc. on any issue that is beyond the ordinary operation of the business. In case of doubt, he shall request directions in writing. The position of the CEO of Xerium Technologies, Inc. is currently held by Mr. Thomas Gutierrez.

1.5	The Managing Director shall work whatever hours are required. Furthermore, the Managing Director is prepared to undertake business trips within and outside of Germany as the business requires.

1.6	The Managing Director agrees to be appointed as managing director (“Geschäftsführer”) of Huyck Austria GmbH and to act in such capacity as required by Austrian law, resolutions of the shareholder of Huyck Austria GmbH and its Articles of Association. The work performed in such capacity is covered by the base salary payable according to Section 4 of this Contract and will not entitle the Managing Director to additional consideration. Necessary business expenses incurred by acting as managing director of Huyck Austria GmbH shall be reimbursed in accordance with the reimbursement policies of Huyck Austria GmbH as amended from time to time. The activities of the Managing Director for Huyck Austria GmbH shall not be construed as a separate employment or service relationship with Huyck Austria GmbH but will be limited to a mandate according to Article 1002 Austrian Civil Code (“Allgemeines Bürgerliches Gesetzbuch – ABGB”).

2.	Other Activities

2.1	The Managing Director shall devote his full working time and ability to the Company’s business. For the duration of this Service Contract, any other activity, apart from services rendered for affiliated companies, be it with or without remuneration, is subject to the explicit prior written consent of the shareholder or the CEO of Xerium Technologies, Inc.

2.2	Academic and journalistic activity is permitted, provided that the Company is informed previously and that such activity does not adversely affect the function and working capacity of the Managing Director, a disclosure of confidential information is not to be expected, and this does not in any other way interfere with the interests of the Company.

3.	Power of Representation/Management Authority

3.1	The Managing Director shall have single signing authority as provided for by shareholder resolution. The Managing Director is not exempt from the restrictions of Section 181 German Civil Code (Bürgerliches Gesetzbuch).

3.2	For all business transactions beyond the ordinary operations of the Company, the Managing Director shall obtain the prior written approval of the shareholder. The Managing Director shall adhere to any specific distribution and/or limitation of authorities applicable for the management of the Company.

4.	Base Salary

4.1	The Managing Director shall be entitled to an annual gross base salary in the amount of EUR 275,000, the net amount of which shall be paid in 12 equal monthly instalments, payable in arrears.

In addition, the Company shall pay half of the mandatory social security contributions (Sozialversicherungsbeiträge) including contributions to state unemployment insurance, health insurance, nursing care insurance and state pension insurance. In case the Managing Director opts for a private health insurance instead of the statutory health insurance, the Company will bear half of the contributions to the Managing Director’s private health insurance up to a maximum of the amount which it would have to pay for the statutory health insurance (BDO-Satz).

Upon payment of the above-mentioned salary, all activities the Managing Director has to perform under this Service Contract shall be compensated. This also applies to activities for the benefit of other companies of the group.

4.2	The Managing Director is not entitled to pledge or assign his remuneration without having obtained the prior written consent of the shareholder.

5.	Bonus Plan, Right to Amend

5.1	The Managing Director shall be entitled to participate in cash bonus plans (the “Annual Bonus Plans”) from time to time in effect for senior executives of Xerium Technologies, Inc. generally (it being understood that effective as of the date hereof, there is single such plan called the “Xerium Technologies, Inc. 2006 Cash Incentive Bonus Plan”). The terms of each Annual Bonus Plan and Managing Director’s participation therein shall be determined by the Board of Directors of Xerium Technologies, Inc. or the compensation committee of such board. The Managing Director’s initial target participation level under such plans shall be at 75 % of his base salary. Any awards under the Annual Bonus Plan shall be payable only to the extent earned pursuant to the terms of the applicable Annual Bonus Plan and shall be subject to adjustment in accordance with the terms of the applicable Annual Bonus Plan. Any award with respect to 2006 shall be prorated in order to reflect that the Managing Director’s service to the Company commenced after the beginning of 2006. The Managing Director confirms that he has received a copy of the Xerium Technologies, Inc. 2006 Cash Incentive Bonus Plan and the award to be made to him thereunder with respect to 2006.

5.2	Any awards under the Annual Bonus Plan are of a voluntary nature. The payment of an award under the Annual Bonus Plan with respect to one year shall not be deemed to create an obligation to pay an award with respect to any future year. The Managing Director shall not acquire a legal claim to any award under the Annual Bonus Plan even if awards are granted over a longer period of time and/or if they are repeatedly granted without the Company specifically reserving the right to claim the voluntariness on each occasion of the awards being granted. Therefore, the Board of Directors of Xerium Technologies, Inc. or compensation committee thereof, may, for any given future year, alter, modify, add to or delete any Annual Bonus Plan at any time as it, in its sole judgment, determines to be appropriate.

6.	Continued Remuneration in Case of Sickness

6.1	In the first six months of an inability to work due to sickness the Managing Director is entitled to continue to receive his full net base salary according to Section 4, subject to Section 6.2 below in the case that the Managing Director is entitled to receive amounts from third parties in connection with such illness (through insurance coverage or otherwise).

6.2	If the Managing Director has compensation claims against third parties due to the loss of his earnings, caused by the inability to work, he shall assign such claims to the Company in the amount of the continued payment of remuneration.

6.3	In all other respects the provisions of the Continued Salary Payment Act (Entgeltfortzahlungsgesetz) shall apply.

7.	Additional Benefits, Reservation of Right to Invoke Voluntary Nature of Benefits

7.1	The Company will recommend to the Compensation Committee of the Board of Directors of Xerium Technologies, Inc., to award Restricted Stock Units in mid 2007. Size and conditions of such an award will be at the discretion and fully determined by the Compensation Committee of the Board of Directors of Xerium, Inc., and the Company will not be liable in connection with any such award.

7.2	Commencing 1 October, 2006 the Company will provide the Managing Director a monthly gross living allowance in the amount of Euro 1150 (subject to increase by the Company with the approval of the Compensation Committee of the Board of Directors of Xerium Technologies, Inc.) in connection with the Managing Director leasing an apartment in Reutlingen or its vicinity. Upon prior presentation of appropriate cost estimate documentation, the Company will bear reasonable real estate agent fees and furniture moving fees in connection with the initial renting of an apartment in October, 2006., provided that the CEO of Xerium Technologies, Inc. has approved such costs in advance.

7.3	Should the Company grant to the Managing Director any further benefits beyond those described in this Service Contract, these benefits shall be granted on a voluntary basis. The Managing Director shall not acquire a legal claim to these benefits even if they are granted over a longer period of time and/or if they are repeatedly granted without the Company specifically reserving the right to claim the voluntariness on each occasion of the benefits being granted.

8.	Travel Expenses

Travel expenses and other necessary expenses reasonably incurred by the Managing Director in the furtherance of the Company’s business shall be reimbursed to him, against presentation of supporting documents and within the scope of the applicable German tax regulations.

9.	Company Car

9.1	The Company shall provide the Managing Director in accordance with the Xerium Fleet Automobile Program in force from time to time with a company car for business and private use. The Company reserves the right to substitute the car by another company car equal in value at any time.

9.2	The financial value of the private use of the company car is considered additional compensation to the Managing Director, which will be subject to wage withholding tax to be borne by the Managing Director.

9.3	The costs of maintenance, insurance, and use of the company car including, but not limited to car insurances taxes, comprehensive liability insurance (Vollkaskoversicherung), petrol, etc. shall be borne by the Company, unless otherwise provided in the Xerium Fleet Automobile Program.

10.	Vacation

10.1	The Managing Director shall be entitled to an annual vacation of 25 working days. Vacation entitlement accrues pro rata month by month through the calendar year.

10.2	The time of vacation shall be determined in agreement with the CEO of Xerium Technologies, Inc. and the other managing directors, if any, thereby taking into consideration the business requirements of the Company and the personal wishes of the Managing Director.

10.3	Vacation not taken during the calendar year may only be carried forward to the next calendar year with the approval of the Company or if they could not be taken in the preceding year due to the business of the Company requiring the presence of the Managing Director. Vacation that cannot be carried forward according to this rule lapses effective December 31. Vacation carried forward must be taken by March 31 of the following calendar year or will lapse.

11.	Secrecy, Return of Items

11.1	The Managing Director shall not disclose to any third party, or use for personal gain, any confidential technical or other business information which has been entrusted to him, or which has otherwise become known to the Managing Director and which relates to the Company or to any of its affiliated companies. In particular, no information may be disclosed concerning the organisation of the business, the relations with clients and customers and the Company’s technical know-how. This obligation shall not expire upon termination of this Service Contract, but shall continue to remain in force thereafter.

11.2	Business records of any kind, including private notes concerning Company affairs and activities, shall be carefully kept and shall be used for business purposes only. No copies or extracts or duplicates of drawings, calculations, statistics and the like nor of any other business records or documents may be made for purposes other than for the Company’s business.

11.3	Upon request of the Company, and in case of termination of this Contract without solicitation, the Managing Director shall return all items pertaining to the Company or any of its affiliates at the location of its business offices to the attention of another managing director, if any, or of any other employee of the Xerium Group whom the CEO of Xerium Technologies, Inc. or an individual designated by the CEO of Xerium Technologies, Inc. may determine.

12.	Granting of Proprietary Rights

12.1	The Managing Director hereby irrevocably assigns to the Company all exclusive rights to all copyrightable work products originating from or in connection with his performance of duties and tasks within and during his service relationship with the Company. The Company may assign such rights and may publish the work products. The assignment of rights and exploitation of work products by the Company shall be deemed compensated by the remuneration paid to the Managing Director. The Managing Director hereby waives his right to be named as an author of the work products and his right to publish the work products. The Managing Director may only make use of any other moral rights, including the right of revocation and the right to prohibit alterations or distortions, as directed in writing by the Company.

12.2	In case the Managing Director creates other copyrightable work products he shall notify the Company if exploitation of such work products seems possible. The Company may acquire the right to exploit such work products against payment of a reasonable compensation. If the Company is not interested in acquiring exploitation rights the Managing Director can freely dispose of the respective work products within the limitations of the statutory obligation not to compete.

12.3	In all other respects, the statutory regulations regarding inventions, copyrights and ancillary rights shall apply.

13.	Term of Employment, Managing Director’s Right of Termination, Release

13.1	This Service Contract is concluded for an indefinite period of time. It shall, however, automatically end no later than the expiry of the month during which the Managing Director attains the age of 65 years, or the month during which the Managing Director is entitled to receive full state old age pension without any deductions or pension for full reduction in earning capacity (ungeminderte Erwerbsunfähigkeitsrente), whichever occurs first.

13.2	During its term this Contract may be terminated by either Party with a notice period of 12 (twelve) months effective to the end of any given calendar month.

13.3	In case the Managing Director has been removed, or this Contract has been terminated by either Party, the Company is entitled to – revocably or irrevocably – unilaterally release the Managing Director from his duty to work for the remaining term of this Service Contract, whilst continuing to pay his remuneration pursuant to Section 4.1 of this Service Contract and, only if this Contract has been terminated by the Company, a pro-rated bonus pursuant to Section 5 of this Service Contract that would be payable to the Managing Director during the notice period insofar as such bonus is actually earned based on the performance of Xerium Technologies, Inc. Other payments shall not be made during the period of release.

Any open vacation claims shall be deemed compensated by a period of irrevocable release. The open vacation shall be taken from the first day after the release on without interruption. After the vacation, the provisions of section 615, second sentence, German Civil Code (“Bürgerliches Gesetzbuch – BGB”) shall apply.

The obligation to comply with the statutory duty not to compete effective during the term of this Service Contract remains unaffected during the period of release.

13.4	Each party’s right to terminate this Service Contract in exceptional cases, in particular to give termination without notice pursuant to Section 626 of the German Civil Code, remains unaffected.

13.5	Notice of termination must be given in writing.

14.	Obligation not to entice away Employees after Termination of the Employment Relationship

14.1	The Managing Director agrees that for a period of two years after the termination of this Service Contract that he shall neither directly nor indirectly entice away employees of the Company, its subsidiaries, parent and other affiliated companies, or cause them in any other way to leave the Company, its subsidiaries or parent company, if for that purpose he induces them to break their contractual obligations or uses information which is subject to the duty of secrecy according to Section 11 of this Service Contract.

14.2	Every time the Managing Director breaches the obligations described under Section 14.1 of this Service Contract, he shall pay a contractual penalty in the amount of one monthly base salary. In the case of a continuing violation of his obligation, a contractual penalty shall accrue for each additional month, which has begun.

14.3	The Company’s right to further damages shall not be affected.

15.	Final Provisions

15.1	This Service Contract represents the entire agreement and understanding of the parties. All previous employment contracts or service contracts concluded with the Company or its affiliates are cancelled explicitly and by consent of both parties effective to the commencing date of this Service Contract.

15.2	Any amendments or additions to this Service Contract, including this clause on written form, are only effective if made in written form.

15.3	If one of the provisions of this Service Contract is held to be invalid, the remaining provisions shall remain valid. The invalid provision shall be replaced by a valid one, which is as close as possible to the economic effect of the invalid provision. The same shall apply in the event that the Service Contract is found to be incomplete.

15.4	In the event of disputes in connection with this Service Contract the place of jurisdiction shall be the corporate seat of the Company.

15.5	This Service Contract shall be governed and construed in accordance with the laws of the Federal Republic of Germany.

The Company		Managing Director
represented by:
Xerium Technologies Ltd., represented by:
Thomas Gutierrez, Director

Place, Date:	Youngsville, North Carolina 30 September, 2006	Place, Date:Reutlingen, Germany 30 September, 2006

Signature:	/s/ Thomas Gutierrez	Signature:	/s/ Joan Badrinas Ardevol